Western Wind Energy Corp.
Management Discussion and Analysis
For the Six Months Ended July 31, 2006

September 30, 2006

This Management Discussion and Analysis ("MDA") should be read in conjunction with the unaudited financial statements of Western Wind Energy Corp. ("Western Wind" or the "Company") for the six months ended July 31, 2006. All amounts are expressed in Canadian dollars unless otherwise stated.

This report, including the MD&A, may contain forward-looking statements, including statements regarding the business and anticipated future financial performance of the Company, which involve risks and uncertainties. These risks and uncertainties may cause the Company's actual results to differ materially from those contemplated by the forward-looking statements. Factors that might cause or contribute to such differences include, among others, market price, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. Investors are also directed to consider other risks and uncertainties discussed in the Company's required financial statements and filings.

Overall Performance

Corporate Summary

The Company is a 100% owner and producer of electricity from wind energy electrical generation facilities in Tehachapi, California and Palm Springs, California and a developer of wind energy projects in New Brunswick, Canada, California and Arizona. It has purchased or leased land and carried out meteorological, environmental, geotechnical, permitting and zoning work to further the use of these properties for wind farms.

The Company is headquartered in Coquitlam, BC and has branch offices in Scottsdale, Arizona and Bakersfield, California. It is listed on the TSX Venture Exchange under the symbol "WND", and the NASDAQ OTC market under the symbol "WNDEF".

The Company has assembled a Management Team that is experienced in various aspects of the wind energy business, including but not limited to site evaluation, energy analysis, site acquisition, transmission, permitting and zoning, construction, environmental, operations and sales and marketing.

The Company operates through three (3) wholly-owned subsidiaries that are responsible for energy projects-Aero Energy LLC ("Aero") for the California operations, Verde Resources Corporation ("Verde") for the Arizona operations and Eastern Wind Power Inc. ("EWP") for New Brunswick and Eastern Canadian operations.

Operations

California

The Company operates in Tehachapi through Aero Energy LLC. Aero has one full time consultant and one part time consultant who are working on the development of the Windstar 120 MW project and repowering of the Windridge 9 MW Projects.

California-Windstar 120 MW

Aero owns and has made deposits for 1,520 acres of land in the Tehachapi Pass Wind Park. Most parcels in excess of 40 acres are zoned for wind farm development and the smaller properties are being rezoned.

The Tehachapi Pass Wind Park is one of the largest wind parks in the world with over 5,000 wind turbines generating over 705 megawatts of name plated capacity and producing over 1.4 billion kilowatt hours of electricity per year.

The Company is continuing to purchase property in Tehachapi since it is one of the most favorable regions to develop wind energy. California's electricity rates are among the highest in the United States and it has mandated to supply 20% of its total retail electrical sales from renewable resources by 2010. The renewable portfolio standard will require 8,000 MW of new wind generation of which approximately 4,000 MW is expected to be developed in Tehachapi.

In Tehachapi, the mean-average annual wind speeds and frequency distributions are well documented due to the long history of wind energy in the area. Capacity factors in Tehachapi are in excess of 40% using modern wind turbines.

On March 8, 2005, the Company negotiated a power purchase agreement with Southern California Edison to supply the output from a 120 MW facility no later than December 31, 2008. The contract is subject to the Company acquiring turbines at specified prices and may be amended if turbine prices increase. The estimated cost to construct the project, at this time, is approximately US$216 million.

The Power Purchase Agreement with Southern California Edison required a US $1 million letter of credit to secure Aero's performance. In April 2006, a letter of credit was issued for $1 million secured by funds provided by the Company.

On February 16, 2006, Aero made an application to the Federal Energy Regulatory Commission ("FERC") to require Sagebrush Partnership to provide transmission access to Aero for 50 MW to 120 MW of capacity. The Federal Power Act requires that transmission qualifying facilities provide access to public utilities and small independent power generators, such as Aero, at costs that the qualifying facilities charge themselves for transmission. We received an order on April 28, 2006 from the FERC requiring Sagebrush Partnership to provide our subsidiary, Aero, access to the transmission line. The order was reaffirmed on August 14, 2006 and required the parties to submit within 30 days the rates, terms and conditions of service, system impact studies and any remaining issues that have not been agreed upon between the parties. If we are unable to obtain access to the Sagebrush Transmission Facility on reasonable terms, the FERC may order the Sagebrush Partnership to do so on terms to be decided by the FERC.

The Company incurs property taxes and liability insurance costs of approximately US$30,000 per year and payments on a US$90,000 mortgage of approximately US$15,000 per year plus incremental costs related to zoning and permitting, geotechnical, engineering and access studies and legal fees related to transmission, power purchase and regulatory matters. The Company has capitalized $289,946 in costs as at July 31, 2006. In addition, five anemometers have been erected at a cost of approximately US$87,000. In previous years, the Company expensed $832,292 in project and general and administrative costs related to the Windstar 120 MW project.

The Company continues to work with its current shareholders and warrant holders and brokerage firms to raise additional equity to acquire new properties in Tehachapi and to finance development costs until construction financing is advanced.

California-Windridge

The Company entered into an agreement on June 30, 2005 to purchase 192 acres in Tehachapi and 43 Windmatic turbines and an assignment of a Power Purchase Agreement with Southern California Edison expiring in 2014 to deliver the output from 4.5 MW of capacity. The purchase price for the property, wind turbines and power purchase agreement was US$825,000 payable by US$550,000 on closing and a convertible secured note for US$275,000 with interest at 8% per year, due on February 17, 2008. The net cash flow generated by the wind farm is expected to be approximately US$100,000 per year. The transaction closed on February 17, 2006.

Management believes that the Windridge property can be redeveloped into a 9 MW to 12 MW facility. The estimated cost, at this time, to redevelop the wind farm, is in the area of US$16.2 million to US$21.6 million.

For the period ended July 31, 2006, the Windridge facility generated $50,825 in revenues and $38,301 in gross margin. The Company expects to generate approximately annual revenues of $120,000 and $100,000 in gross margin. Annual interest costs on the mortgage are in the area of US$22,000 per year.

As at July 31, 2006, the Company has recorded the cost of the land. Wind turbines and other development costs totalling $199,320 have been capitalized under construction in progress.

Mesa Wind Power

On July 25, 2006, the Company acquired PAMC Management Corporation ("PAMC") for US$13.4 million. PAMC's primary assets are the Mesa Wind Farm near Palm Springs, California and the power purchase agreement with the Southern California Edison Company and 460 wind turbines. The wind farm is situated on 440 acres of land leased from the Bureau of Land Management until January 13, 2013 and the leaseholder has the right to enter into a new 30 year lease. The lease provides for annual payments equal to the greater of US$278,600 per year or 2% of revenues.

The power purchase agreement expires in 2011. It is a RSO1 contract that provides for the sale of "as available electricity" at Southern California Edison's avoided cost. In the past 22 years, it has generated on average, 70 million kWh of electricity per year.

The wind farm was constructed in 1984 and includes 460 Vestas V15 turbines. We have entered into an agreement with Airstreams Maintenance Corporation to manage the wind farm for us. They have extensive experience in maintaining wind farms and overhauling wind turbines. Initially, maintenance and remediation costs have been estimated at US$160,000 per month for the first five months due to the age of the turbines and the lack of maintenance carried out by the previous owners of the facility. After the major repairs are completed, maintenance costs are projected to be US$80,000 per month. Last year's production at Mesa generated US $5.4 million for the entire year (US $450,000 per month on average).

The purchase was financed by a loan from Pacific Hydro of US$13.4 million. The loan bears interest at LIBOR plus 6% and in part on September 30, 2006 by a subscription to a private placement of common shares if the proposed financing was approved at the Annual General Meeting by the shareholders. The financing was approved at the Annual General Meeting and the maturity date of the loan is extended to December 31, 2006.

The Company is proceeding with the necessary requirements to obtain a new lease and has engaged Windots, Inc. to review the wind data and provide potential turbine siting to repower the wind farm to 45 MW's. The Company has incurred $47,333 related to these activities.

Arizona

The Company operates in Arizona through Verde. Verde is the only company to have executed a wind power purchase agreement with a regulated utility on property situated in Arizona. Verde had two full time consultants and one part time project manager at January 31, 2006. Since the year end, we have added two consultants who are working on the Steel Park 15 MW Project.

The Company owns 800 acres by way of clear title in Arizona and it has entered into an agreement on December 5, 2005 to purchase 1,128 acres of land near Kingman, Arizona for US$1,585,000. The purchase price is payable by US$105,000 upon entering the agreement, an additional US$105,000 in six months and the balance prior to December 5, 2006. The Company plans on using the property to build the Steel Park 15 MW Project. The Company intends on retaining ownership of the Kingman property and on leasing it to Steel Park LLC, the joint venture company which is developing the Steel Park 15 MW Project.

The Company has access by way of Federal lease application to over 36,000 acres of land and 5,000 acres of land by way of State lease applications. The Company will complete environmental, permitting, zoning, and interconnection and feasibility studies.

Arizona-Steel Park 15 MW

In December 2005, the 1,128 acre property located near Kingman was determined to possess the best potential for wind power development in Arizona. Previously, the Company had entered into a power purchase agreement with Arizona Public Service ("APS") based on other land holdings. Management decided to use the Kingman, Arizona property for the development of the Steel Park 15 MW project.

On May 4, 2004, the Company negotiated a power purchase agreement with APS for the sale of 32,193,000 kWh's of electricity per year at a fixed rate plus annual adjustments for inflation. Any excess electricity would be purchased at the spot price based on the Dow Jones Firm Palo Verde On-Off Peak Index and additional green credits would be sold to APS at a price to be agreed upon. The facility was scheduled for completion by March 31, 2006, with an extension to March 31, 2007.

Subsequently, APS agreed to amend the contract by extending the in service date to March 31, 2007 and the term to 15 years and increasing the electricity price to reflect the change in the price in turbines and construction costs since the date of the power purchase agreement.

On April 28, 2006, we entered into a joint financing agreement with Pacific Hydro to develop the Steel Park 15 MW Project. The Steel Park Financing Agreement provides for the following:
1. The ownership of Steel Park LLC to be 51% Pacific Hydro and 49% by Verde;
2. The contribution of development costs incurred prior to April 28, 2006 by the Company and Pacific Hydro;

3. The sharing of development and construction costs in proportion to equity ownership, subject to the Company's right to require Pacific Hydro to pay for the Company's portion of development and construction costs subsequent to April 28, 2006 and the option to increase the Company's equity interest in the project by providing the Company's share of the project cost less any debt or proceeds from equity financings within 180 days of completion of the project;

4. Pacific Hydro taking security over the Company's membership interest in Steel Park LLC until contributions by each party are in proportion to their equity interest;
5. The distribution of cash flow to the members in proportion to their equity interest; and
6. The management of the project by Pacific Hydro subject to the requirement for unanimous agreement to major issues.

The Company entered into a Turbine Supply Agreement with Mitsubishi Power Systems Inc. ("Mitsubishi") for the purchase of 15-1MW turbines. The contract required reservation payments that were made by the Company from the date that the Term Sheet was agreed upon to April 28, 2006. At April 28, 2006, the Turbines Supply Agreements and other collateral agreements with Mitsubishi were assigned to Steel Park LLC. At that date, Steel Park LLC issued the Notice to Proceed to Mitsubishi and a letter of credit was provided by Pacific Hydro to secure the balance of the purchase price. The turbines are expected to be delivered in October 2006.

The Company, on behalf of Steel Park LLC, has completed a satisfactory environmental assessment of the property and is having the property permitted and zoned for a wind farm. Zoning has been approved by the County Board of Supervisors. Contracts will be issued for geotechnical, foundations, roads, interconnection, erection and collection. Two anemometer towers have been erected on the property. The wind data is being correlated to long term data collected from other anemometers that the Company has erected near Kingman.

Steel Park LLC has estimated that the cost to complete the project is approximately US$29 million, subject to receipt of final bids from the remaining contractors.

The Company has made an offer to purchase 31 acres of land adjacent to the Kingman Property for US$350,000 subject to due diligence and financing. The property will be used as a staging area during the construction of the wind farm.

The Company has capitalized $4,220,858 in costs related to the Steel Park 15 MW project at July 31, 2006. These costs will be transferred to Steel Park LLC in exchange for shares of Steel Park LLC.

Arizona-Steel Park Expansion

The Company has applied to lease 14,888 contiguous acres of land adjacent the Steel Park property from the Bureau of Land Management, with a view of constructing up to 250 MW of wind facilities. The Company will be required to finalize a lease with the Bureau of Land Management and complete an environmental assessment of the property, prior to the installation of any wind turbine generators.

The Company expects more wind energy projects in Arizona since the State has proposed the increase of its renewable portfolio standard from the current 1.1% to 15% of its retail electric sales by regulated utilities.

Arizona-Other Properties

The Company owns 800 acres of land and leases a further 36,000 acres from the Bureau of Land Management. At this time, the properties have anemometers that are being assessed on a monthly basis

All costs relating to these projects are being expensed as incurred. The Company has expensed $1,063,474 in project and general and administrative costs related to these other properties in Arizona.

New Brunswick

The Company operates in New Brunswick and Eastern Canada through EWP. The development of the wind farm in New Brunswick commenced in the 2003 fiscal year. EWP entered into a lease for 4,500 acres on Grand Manan Island on the coast of New Brunswick and has completed the permitting and zoning of the property, environmental, geotechnical and wind studies. The construction of the roads has commenced.

The lease requires the payment of royalties of 1.55% and increasing to 2.5% on the twelfth year. In addition, there is a verbal agreement to pay an additional royalty of 0.5% to the land owner. The term of the lease is for 30 years from 2002 and requires construction to commence by October 31, 2006 (however, the power purchase agreement requires commissioning of the project by October 31, 2006. An extension to that date is being negotiated).

The Company has engaged Neil and Gunter Ltd. a Fredericton based electrical consulting firm to review the construction costs of the facility. The Company has also negotiated a draft Term Sheet with Clipper Wind Power, Inc. to supply 8-2.5 MW turbines. As a result of the delay in the project, the cost to construct the project has increased to $46 million. The Company has proposed revisions to the power purchase agreement to reflect the delay in construction and increased cost of the project. The term of the contract is for 20 years. In October 2004, the Company opened a letter of credit in favour of New Brunswick Power ("NBP") for $200,000, which is valid until November 1, 2006. NBP can withdraw funds from the letter of credit if EWP does not commission the wind plant by October 31, 2006. The project will not be commissioned by October 31, 2006; however, management of the Company is negotiating an amended power purchase agreement with New Brunswick Power and hopes to avoid being liable for the $200,000.

The Company received a term sheet from Manufacturers' Life Insurance Company based on the existing power purchase agreement and a different turbine supplier. The Company will require amendments to the term sheet to reflect changes to the power purchase contract and the new turbine supplier.

As at July 31, 2006, the Company had capitalized $786,870 in construction costs.

Development Strategy

The Company develops and acquires sites or existing wind farms based on the following criteria:

Availability and access of transmission
Superior wind resources to justify a commercial wind energy facility
Permitting and zoning policies that allow wind farm development
Satisfactory environmental and archeological studies
Satisfactory terrain and geographic features that do not impede development
Regional support of renewable energy
Local political support for wind power development
Adequate incentives at the federal and state levels
High electricity prices
Growing demand for electricity

Development activities are carried out by the Company's internal consultants as well as third party consultants who are experienced in assessing wind resources and completing the necessary development programs to build a wind farm.

Revenue Strategies

Revenue sources for wind farms in the US come from the sale of electricity, sale of green credits and the Federal Production Tax Credit. Electricity prices vary due to the demand for electricity, competing electricity sources and the support for renewable energy. Green credits are a developing market that is expected to evolve into a significant source of revenue. Federal production tax credits are a federal tax credit of $0.019 per kWh plus inflation adjustments for ten years.

It is now common practice that power purchase agreements with utilities will include the green credit with the energy sales ("bundled energy").

The Company will continue to focus on markets that will provide the highest potential returns.

Financing Strategies

The Company will raise capital through established institutional sources to finance the construction and operation of wind energy facilities. These financial sources are familiar with the operation of electrical generating facilities and their potential operating and construction risks. The amount of project debt that is available for a project depends upon the projected cash flow of the project, the existence of a long term power purchase contract with a utility or credit worthy company, the wind assessment report, turbine supplier and the interest rates existing when funds are drawn down.

In the US, the Company may be a member of a limited liability corporation to secure financing that will increase the rate of return on equity and to monetize any tax benefits that can not be used by the Company or its subsidiaries. Similarly, the Company will use a partnership structure to monetize its tax benefits that can not be used internally.

The Company will raise equity to finance the development of projects with a view of using a structure outlined above that will provide a reasonable return on equity on completion of the project and the highest leverage from project debt and tax equity investors.

In January 2006 the Company entered into an Alliance Agreement with Pacific Hydro, an Australian renewable energy developer. Pacific Hydro has 260 MW of combined wind energy and hydro in Australia, Fiji, Chile and the Philippines. Pacific Hydro was a publicly listed company on the Australian Stock Exchange that was subsequently acquired last year by IFM, one of Australia's largest pension fund managers. With the Alliance Agreement, Pacific Hydro invested $9 million in the Company through private placements of 6,000,000 shares at $1.50 per share and 6,000,000 warrants exercisable within two years at $1.60. As a result, Pacific Hydro owns approximately 25% of the Company.

The Alliance Agreement is for five years and provides the Company an option to joint venture with Pacific Hydro, in regions such as Riverside County and Kern County, California (Palm Springs and Tehachapi), Mohave County in Arizona (Kingman) and New Brunswick, Canada through special purpose vehicles (joint venture companies, limited liability companies, partnerships) owned 51% by Pacific Hydro and 49% by the Company. After confirming the feasibility of the project, Pacific Hydro will provide funds to construct the project in proportion to their ownership interest and will contribute all the development and construction funding, including Western Wind's portion of the funding requirement.

Project and Contractual Obligations

Each operating subsidiary is affected by local, county, state or provincial and federal legislation concerning environmental, zoning, permitting and operating laws and regulations. The Company is in compliance with all laws and regulations, except for its requirement to file Form 20-F with the Securities and Exchange Commission (United States). This delay has resulted in the shares being cease traded on the OTC Bulletin Board and the shares are currently trading on the pink sheets. The Company anticipates filing the Form 20F in the near future.

California-Windstar 120 MW, Windridge and Mesa Wind Power

The Company's contract with Southern California Edison requires that the facility be completed by December 31, 2007 with an extension to 2008. The timing of completion is dependent upon the Company's ability to arrange a transmission contract with Sagebrush Partnership either by way of a negotiated agreement or by FERC order. The agreement can be cancelled if turbine prices increase above specified levels. The Company has posted a $1 million letter of credit that can be drawn on by Southern California Edison if the facility is not completed by December 31, 2008. However, management of the Company has an option to extend the terms of the letter of credit without incurring any liability. The letter of credit is subject to the same cancellation privileges as contained in the power purchase agreement. The Company will be negotiating amendments to the power purchase agreement to reflect the higher cost of wind turbines and existing wholesale electricity rates. The Company is not aware of any risks associated with the contract with Southern California Edison.

Both Windridge and Mesa Wind Power have standard offer contracts with Southern California Edison that provide for the sale of available output at Southern California's avoided cost.

All real estate interests in California, except for Mesa Wind Power, are owned directly by the Company. The only obligations are land taxes and liability insurance costs of approximately US$30,000 per year and there will be interest payments on the Windridge mortgage of approximately US$22,000 per year until the mortgage is converted into stock or repaid and US$15,000 per year for mortgage on120 acres of land.

The Company is obligated to pay Pacific Hydro US$ 6.7 million plus interest at LIBOR plus 6% by December 31, 2006. The loan is secured by the shares of Mesa Wind Developers Corporation ("Mesa Wind") and a charge on all Mesa Wind's assets.

Mesa Wind leases 440 acres of land near Palm Springs from the Bureau of Land Management. The right-of-way provides for lease payments equal to the greater of $276,800 per year or 2% of gross revenues. Property taxes are in the area of US$130,000 per year.

Arizona-Steel Park 15 MW

On May 4, 2004, the Company negotiated a power purchase agreement with APS for the sale of 32,193,000 kwh's of electricity per year at a fixed rate plus an adjustment for inflation. Subsequent to January 31, 2006, APS agreed to amend the power purchase agreement to extend the service date to March 31, 2007, extend the term of the contract to 15 years and increase the electricity price to reflect the increase in the cost of wind turbines and construction costs.

The Company has entered into a contract to purchase land near Kingman, Arizona for US$1,585,000 of which US$210,000 has been paid and is non-refundable and is committed to pay US$1,375,000 prior to December 5, 2006 and to complete the purchase before construction starts.

The Company has made an offer to purchase 31 acres of land near Kingman, Arizona for $350,000 subject to due diligence and financing. A refundable deposit has been made to secure the offer.

The Company entered into a Turbine Supply Agreement with Mitsubishi for 15-1MW turbines. At April 28, 2006, the Company transferred its obligations with respect to the Turbine Supply Agreement with Mitsubishi and other collateral agreements to Steel Park LLC. The cash calls made by Steel Park LLC to the Company to develop the Steel Park 15 MW Project will be financed by a loan from Pacific Hydro and the loan will be secured by the Company's 49% interest in Steel Park LLC.

Arizona-Other

The Company owns 800 acres of other land in Arizona. At January 31, 2006, the balance owing on a mortgage was $42,626. Subsequent to the year end, the mortgage was paid. Property taxes on the owned land are not significant.

Federal land leases in Arizona have a minimum lease rate of US$1 per acre. The lease rates will increase to approximately 3% of revenues after the wind energy facilities are constructed on the leased land.

New Brunswick

The Company has leased 4,500 acres on Grand Manan Island. The lease is for 30 years and all lease rates are based on a percentage of revenue. There are no penalties for cancellation of the lease. The lease requires that construction commence before October 31, 2006.

The Company has provided a $200,000 performance bond to NB Power secured by a letter of credit provided by a third party. The contract requires the project to be commissioned, unless extended, by October 31, 2006. However, management of the Company is negotiating amendments to the power purchase agreement, which they will result in an extension of the date that the facility must be in service.

Selected Annual Information
For the Six Months Ended July 31, 2006, 2005 and 2004
($'000's except per share amounts)

	July 31	July 31	July 31
	2006	2005	2004
Total revenues	$51	Nil	Nil
Income/Loss before discontinued
Operations	($1,039)	($1,321)	($1,400)
Net income	($1,039)	($1,321)	($1,400)
Loss per share, basic and diluted	($0.04)	($0.08)	($0.10)
Total Assets	$27,004	$12,347	$4,066
Long Term Financial Liabilities	Nil	Nil	Nil

Results of Operations

Bonuses

At the previous Annual General Meeting, the shareholders approved the payment of bonuses to Jeff Ciachurski of $700,000 and to Michael Boyd of $300,000. The bonus to Michael Boyd was paid by the issue of 182,930 shares at a deemed price of $1.64 per share. The bonus payable to Jeff Ciachurski will be paid by the issue of 426,829 shares to Jeff Ciachurski at a deemed price of $1.64. The shares are subject to an escrow agreement over the period from May 30, 2005 (the date of grant) to October 2007, as such $582,000 of the bonuses have been expensed in the year ended January 31, 2006, and the remainder, which totals $418,000, will be amortized to expense during the years ending January 31, 2007, and 2008.

For the three months ended April 30, 2006, we amortized to expense $78,584 of deferred share bonus expense and $157,168 for the six months ended July 31, 2006.

Stock Based Compensation

Other stock based compensation decreased from $187,500 for the three months ended July 31, 2005 to $10,259 for the three months ended July 31, 2006 and from $249,500 for the six months ended July 31, 2005 to $10,259 for the six months ended July 31, 2006. The stock based compensation is charged to expense based on the vesting. The change reflects the timing of the vesting of the stock options.

Interest and Bank Charges

Interest and bank charges decreased from $21,902 for the three months ended July 31, 2005 to a negative $4,042 for the three months ended July 31, 2006 and from $37,971 for the six months ended July 31, 2005 to $22,697 for the six months ended July 31, 2006. The negative amount reflects an over accrual of interest in prior periods. Interest expense declined since the loans for $400,000 and $135,000 was repaid.

Write off of Advances Receivable

The write off of advances receivable of $7,302 during the six months ended July 31, 2006 was incurred by EWP. The Company determined last year that the two directors and officers of EWP had taken consulting fees in excess of the agreed upon amounts for the 2005 and 2006 fiscal year and a further $7,302 was paid to them during the period ended July 31, 2006. The account receivable from these officers and directors has been provided for, but the Company has commenced a legal action to recover the amounts owing.

Foreign Exchange Gains

The Company incurred foreign exchange gains primarily from the increase in the value of the Canadian dollar from the date that US denominated debt was borrowed to July 31, 2006. On July 31, 2006, the Company borrowed US$13.4 million, US$275,000 on February 17, 2006 and US$90,000 on June 12, 2006. In addition, some differences arise since actual exchange rates at the time Canadian dollars were converted to US dollars and the average exchange rates at which US transactions are recorded at for financial statement purposes.

Project Costs

Project costs increased from nil for the three months ended July 31, 2005 to $2,483 for the three months ended July31, 2006 and from nil for the six months ended July 31, 2005 to $44,652 for the six months ended July 31, 2006. During the period, we incurred costs for liability and property insurance on our properties and we expenses costs related to the collection of wind data on sites that are not within our near term development horizon.

Professional Fees

Professional fees increased to $111,724 for the three months ended July 31, 2006 from $85,665 for the three months ended July 31, 2005 and to $257,006 for the six months ended July 31, 2006. The Company is accruing its audit fees and certain legal costs through the year rather than at year end. The increase results from higher audit fees, professional fees related to business transactions and tax compliance and planning costs.

Consulting and Directors' Fees

Consulting and directors' fees decreased from $259,785 to $145,078 for the three months ended July 31, 2006 since the Company no longer employs Paul Woodhouse and Darlene Gillis as officers of Eastern Wind. For the six months ended July 31, 2006, consulting and directors' fees decreased from $407,369 to $334,481 for similar reasons.

Management fees

Management fees increased from $13,499 for the three months ended July 31, 2005 to $28,573 for the three months ended July 31, 2006. The change reflects higher compensation arrangements for Jeff Ciachurski.

Interest income

Interest income increased from nil for the three months ended July 31, 2005 to $48,418 for the same period ended July 31, 2006. The increase is attributed to the cash balances from February 1, 2006 to July 31, 2006 and interest on the loan to a related party.

Construction in Progress

The Company is involved in the early construction stage of the Grand Manan 20 MW Project, the Steel Park 15 MW Project, the Windstar 120 MW Project and Windridge Repowering Project. The balance of construction in progress as at July 31, 2006 and January 31, 2006 is as follows:

			July 31	January 31
			2006	2006
Grand Manan 20 MW Project			$786,870	$689,609
Steel Park 15 MW Project			4,220,858	2,015,269
Windstar 120 MW Project			289,946	98,529
Windridge Repowering Project			199,320	-
Mesa Wind Repowering Project			47,233	-
			$5,084,341	$2,803,407

Summary of Quarterly Results
	Total	Loss Before	Loss	Loss Per Share
	Revenues	Discontinued	For The	Basic
		Operations	Quarter	and Diluted
July 31, 2006	$50,825	($382,472)	($382,472)	($0.02)
April 30, 2006	$17,706	($656,969)	($656,969)	($0.03)
January 31, 2006	Nil	($2,140,896)	($2,140,896)	($0.13)
October, 31 2005 (restated1)	Nil	($1,249,085)	($1,249,085)	($0.07)
July 31, 2005 (restated1)	Nil	($1,024,667)	($1,024,667)	($0.06)
April 30, 2005	Nil	($492,667)	($492,667)	($0.02)
January 31, 2005	Nil	($603,527)	($603,527)	($0.04)
October, 31 2004	Nil	($801,347)	($801,347)	($0.06)
July31, 2004	Nil	($732,361)	($732,361)	($0.05)
April 30, 2004	Nil	($666,670)	($666,670)	($0.05)
January 31, 2004	Nil	($651,191)	($651,191)	($0.06)
October, 31 2003	Nil	($319,858)	($319,858)	($0.03)
July31, 2003	Nil	($398,895)	($398,895)	($0.03)
April 30, 2003	Nil	($233,565)	($233,565)	($0.02)

1July 31 and October 31, 2005 amounts have been restated because the management share bonuses granted on May 30, 2005, during the second quarter were originally expensed in full during the third quarter. In the fourth quarter, the bonuses were adjusted to be amortized over their vesting period, from May 30, 2005 to October 2007, thus resulting in a restatement of the July 31, 2005 and October 31, 2005 figures.

Liquidity and Capital Resources

As at July 31, 2006, the Company had working capital deficiency of $15,501,548 compared to a surplus of $5,144,720 at January 31, 2006. The funds were used to finance construction in progress costs incurred during the period of $2,749,829, to provide security for the letter of credit for Southern California Edison of $1,162,800 (US$1,000,000), to repay the loan from a related party of $366,239 and to finance operations. The Company borrowed $15,293,000 from Pacific Hydro to acquire PAMC. Since the loan is due on December 31, 2006, it reduces working capital. At July 31, 2006, the Company's cash position was $469,310.

The Company has real estate interests in Tehachapi and in Arizona. The Tehachapi property can be leased to other wind developers and would generate lease income for the Company. Some of it could be developed for residential purposes or continued to be used for farming activities.

If the Company was unable to raise equity capital to develop its wind properties, it could enter into joint ventures with Pacific Hydro or other large wind developers that have greater capital resources. The corporate expenses could also be reduced by placing all development activities on hold and expending funds only on activities that are required to maintain its listing and to cover fixed property costs.

Transactions with Related Parties
During the year, the following expenses were accrued or paid to officers, directors and parties related to directors and officers of the Company:
a) The following expenses were accrued/paid during the year to directors, officers, a significant shareholder and the spouse of a director of the Company:
			July 31	January 31
			2006	2006
Consulting and directors' fees			$263,036	$458,642
Bonuses			157,168	920,687
Management fees			90,000	131,725
Office and secretarial			18,000	37,000
Rent			15,984	26,000
Travel and automotive			9,998	34,139
Financing costs			-	256,935
Interest			27,748	98,407
			$581,934	$1,963,580

a) Subscriptions receivable (received) from the spouse of a director of the Company is $129,100 (2006-($129,100)).

b) Write off of advances receivable of $7,203 (2006-$89,795;) relate to amounts that were allegedly taken by two former officers of the Company, which were set up as advances receivable and written-off during the year. The Company has commenced litigation against the two former officers. However, at this time, recoverability of the amounts written-off is uncertain.

c) During the year ended January 31, 2006, a bonus of $700,000 (2005-$nil; 2004-$nil) was awarded to a director and officer of the Company and will be settled through the issuance of 426,829 shares. Once issued, the shares will be held in escrow and are to be released, subject to the recipient's continued service as a director or employee of the Company, over the period to October 26, 2007. Accordingly, an amount of $407,000 has been expensed in the year-ended January 31, 2006 and $58,250 in the three months ended July 31, 2006. At January 31, 2006, $293,000 was deferred and at July 31, 2006, $182,582 was deferred and will be amortized to expense pursuant to the terms of the agreement.

d) During the year ended January 31, 2006, the Company paid a bonus of $300,000 to an officer and director through the issue of 182,930 shares at a deemed price of $1.64. The shares are held in escrow and are to be released, subject to the recipient's continued service as a director or employee of the Company, over the period to October 26, 2007. Accordingly, an amount of $175,000 has been expensed in the year ended January 31, 2006 and $18,058 has been expenses in the three months ended July 31, 2006. At January 31, 2006, $125,000 had been deferred and at July 31, 2006, $78,250 has been deferred and will be amortized to expense pursuant to the terms of the agreement.

e) A shareholder provided a loan of US$550,000 to the Company at an interest rate of 18% plus the issue of 82,500 bonus shares at deemed price of $1.60 per share. Interest charged on the loan totalled US$40,851 (CDN$49,254) for the year ended January 31, 2006 and US$11,877 (CDN$13,659) for the three months ended July 31, 2006.

f) The spouse of an officer and director provided security for a US$500,000 letter of credit to Southern California Edison. The agreement provided for interest at 12% of letter of credit and the issue of 83,290 bonus shares at a deemed price of $1.50 per share. Interest charged on the letter of credit totalled US$40,767 (CDN$49,153) during the year ended January 31, 2006 and US$12,249 (CDN $14,086) for the three months ended July 31, 2006.

g) The Company partly repaid the spouse of an officer and director $200,000 towards the security provided.
h) An officer and director was advanced $68,732 during the period ended July 31, 2006. The advance will be paid before January 31, 2007 with interest at prime plus 1%.

i) Pacific Hydro Limited, the owner of approximately 26% of the common shares of the Company, provided a loan of US$13,400,000 (CDN$15,293,000) to acquire the Mesa Wind Power Project. The loan bears interest at LIBOR plus 6% and US $6.7 million is repayable on December 31, 2006.

Announcements for the Period Under Review-July 31, 2006

On May 1, 2006, the Company announced that the Federal Energy Regulatory Commission ("FERC") had issued a decision requiring that the Company be provided access to the Sagebrush transmission line in California. The Sagebrush Partnership and the Company have 28 days to negotiate the transmission agreement or FERC will establish the terms of the agreement. This will enable the Company to commence development of its 120 MW Windstar Project.

On May 4, 2006, the Company announced that Arizona Public Service will increase its electricity purchases from 15 MW to 40 MW's and extend the term from 10 years to 15 years.

On May 15, 2006, the Company announced that it would appoint two new directors. Robert Grant, the CEO of Pacific Hydro was appointed immediately, and Kevin Holmes, the chief operating officer and chief financial officer of Pacific Hydro, will be elected at the next Annual General Meeting.

On June 19, 2006, the Company announced that a Management Cease Trade Order was issued by the British Columbia Securities Commission for failing to provide its audited financial statements by May 31, 2006. This order prevents management and insiders from trading in the Company's stock during the period of the order.

On June 30, 2006, the Company announced that it will provide sponsorship to the TD Canada Trust Vancouver International Jazz Festival from June 23, 2006 to July 2, 2006.

On June 30, 2006 and July 14, 2006, the Company announced that the Management Cease Trade Order was still in effect and that the audited financial statements were going to be late for filing. In addition, the Company confirmed that no material changes to its business had occurred.

On July 25, 2006, the Company announced that it had completed a Plan of Merger with PAMC Management Corporation ("PAMC"), AltaMesa Energy LLC, Mesa Wind Developers, Enron Wind Systems LLC, Zond-PanAero Windsystem Partners I, and Zond-PanAero Windsystem Partners II, and Mesa Wind Power Corporation ("Mesa Wind") regarding the acquisition of certain assets and rights relating to two wind farms located in Riverside County, California. The acquisition comprises certain independently owned assets, including, Rights of Way from the Bureau of Land Management, a power purchase agreement with Southern California Edison (SCE"), rights under an Interconnection Facilities Agreement with SCE, roads, substations, other infrastructure, 460 -V-15 Vestas wind turbines, as well as, all of the outstanding shares of PAMC Management Corporation (collectively, the "Mesa Wind Project"). In addition, Mesa Wind would be merged with PAMC, with PAMC being the surviving corporation. Mesa Wind has been incorporated by Western Wind Energy, as a wholly owned subsidiary, in order to facilitate the merger with PAMC.

The Mesa Project has a 22-year continuous operating history with an historical average yearly production of 70 billion watt-hours per year. This is enough energy to power 9,000 average- sized California homes. Last year's revenues were US $5.4 million and the discretionary cash flow was US $3.4 million for fiscal 2005.

The cost of the acquisition was US $13,410,000. Pacific Hydro provided a short-term loan of US $13,410,000 to facilitate the acquisition. The interest rate for the loan is the 30-day LIBOR rate plus 6%. Interest will accrue daily based on a 365 day year and will be payable on the Maturity Date. The assets comprising the Mesa Wind Project as well as all of the issued and outstanding shares of PAMC secure the loan. Western Wind Energy intends to repay the loan from proceeds of a private placement (the "Loan Repayment Private Placement") once the management cease trade order has been lifted. Pacific Hydro will have the first right (but no obligation) to subscribe for securities pursuant to the Loan Repayment Private Placement.

The maturity date of the loan is the earlier of:

(a) if Pacific Hydro elects to participate in the Loan Repayment Private Placement, 10 business days after disinterested shareholder approval no later than September 30, 2006 is obtained for such participation at the Company's annual general meeting (currently scheduled for late September 2006); and

(b) if Pacific Hydro elects not to participate in the Private Placement or, if Pacific Hydro elects to participate in the Loan Repayment Private Placement and shareholder approval is not obtained at the AGM, December 31, 2006.

If Pacific Hydro elects to participate in the Loan Repayment Private Placement and if shareholder approval is not obtained at the AGM, the Company, (if unable to otherwise repay the loan), will transfer one half of its ownership interest in the Mesa Wind Project to Pacific Hydro in full satisfaction of 50% of the balance owing under the loan on the date of transfer. If the Company fails to repay the remaining half of the Loan by December 31, 2006, Western Wind will transfer its remaining ownership interest in full and final satisfaction of the loan. The Company may repay the loan or any part of the loan at any time without penalty or bonus.

Subsequent Events

On September 7, 2006, the Company issued information circular that discloses that the Company will nominate five directors. No Pacific Hydro representatives are among the directors that have been nominated.

On September 7, 2006, the Company also announced that its audited financial statements for the year ended January 31, 2006 have been filed. In addition, the Company announced, subject to regulatory approval and the lifting of the Management Cease Trade Order, that it will be negotiating a non-brokered private placement comprising of a combination of common shares and Series 1 Class A preference shares that will be used to repay the loan granted by Pacific Hydro in connection with the acquisition of the Mesa Wind Project described in the press release dated July 25, 2006. The Preference Shares will be non-voting and redeemable upon the Company providing 30 days notice or the holder, after December 31, 2006, by providing 60 days notice. The Preference Shares have no right to receive dividends.

On September 25, 2006, the Company announced the appointment of V. John Wardlow to the Board of Directors. The Company also announced that it has granted 850,000 stock options exercisable at a price of $1.23 for a period of five years to certain consultants, directors and related parties.

Contingent Liabilities

The Company is contingently liable to a third party for providing security for a $200,000 letter of credit to secure a performance bond for NB Power and to a related party for providing security for a US$500,000 letter of credit to secure a performance bond for Southern California Edison.

A former employee of EWP is suing EWP for the right to 50,000 options at $0.80. The Company has filed a Statement of Defence and Counterclaim.

A US citizen has filed a Statement of Claim in Pima County, Arizona for compensation for services rendered. Management does not believe that the claim has any merit. The proceedings were dismissed in Arizona. It has been appealed to the US Federal District Court in Tucson, Arizona and it was dismissed there as well. The US citizen has currently appealed to the Ninth Circuit, US Court of Appeal in San Francisco. The Company's legal advisors give the chances of a successful appeal by the US citizen, a very remote chance of success.

Two former officers and directors of EWP have filed Statements of Claim in British Columbia for the failure of the Company to pay its bonuses. The directors cancelled the bonuses until the individuals could prove performance. The Company has entered a Statement of Defence and has filed a Statement of Claim for funds owing to EWP and damages for failing to perform their duties.

At the date of this Report, the Company was in good standing under all corporate laws and securities laws by which it is governed except for its failure to file Form 20-F with the Securities and Exchange Commission in the United States.

Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Additional Disclosures for Venture Issuers Without Significant Revenues

Comparative Statement of Operations

		Three Months Ended		Six Months Ended
		July 31	July 31	July 31	July 31
		2006	2005	2006	2005
Revenues		$33,119	$-	$50,825	$-
Direct costs		12,524	-	12,524	-
Gross margin		20,595	-	38,301	-
Expenses
Advertising and promotion		5,965	11,328	22,397	15,940
Amortization-equipment		16,767	13,387	33,060	18,629
Bonuses		78,584	-	157,168	-
Communications		66,163	84,071	84,295	125,105
Consulting and directors' fees		145,078	259,785	334,481	407,369
Interest and bank charges		(4,042)	21,902	22,697	37,971
Management fees		28,573	13,499	90,000	53,499
Office and secretarial		22,059	34,646	37,403	47,177
Professional fees		111,724	85,665	257,006	136,602
Project costs		2,483	-	44,652	-
Regulatory fees		4,451	9,546	13,128	24,412
Rent		12,334	26,763	27,315	37,743
Stock based compensation		10,259	187,500	10,259	249,500
Telephone		11,406	6,894	22,233	18,387
Travel and automotive		20,480	73,453	111,240	148,772
		532,284	828,439	1,267,334	1,321,106
Loss before the following:		(511,688)	(828,439)	(1,229,032)	(1,321,106)
Interest income		15,675	-	48,418	-
Write off of advances receivable		-	-	(7,203)	-
Foreign exchange gains		113,541	-	148,376	-
Loss for the period		(382,472)	(828,439)	(1,039,441)	(1,321,106)
Deficit, beginning of period		(12,772,994)	(7,701,378)	(12,116,025)	(7,208,710)
Deficit, end of period		$(13,155,466)	$(8,529,817)	$(13,155,466)	$(8,529,816)

Disclosure of Outstanding Share Data
Summary of Securities Issued During the Period
			Proceeds
Type of	Type of	Total	Net of	Type of
Security	Issue	Number	Issuance Costs	Consideration	Price
Common	Warrant exercise	8,000	$16,800	Cash	$2.10
Common	Warrant exercise	3,000	3,090	Cash	$1.03
Common	Warrant exercise	12,000	21,600	Cash	$1.80
		23,000	$43,800

Summary of Options Granted During the Period

Nil

Summary of Marketable Securities Held at the End of the Period

Nil

Summary of Securities at the End of the Reporting Period

Authorized Capital: unlimited common shares without par value, unlimited class A preferred securities without par value
Issued and Outstanding: 23,760,789 common shares

Number and Recorded Value for Shares Issued and Outstanding

At July 31, 2006, the Company had 23,760,789 common shares outstanding having a paid up value of $0.91 per share ($21,575,407).

Description of Options, Warrants and Convertible Securities Outstanding

Type of	Number or	Exercise or	Expiry
Security	Amount	Conversion Price	Date
Stock Options	370,000	$1.20	February 20, 2007
Stock Options	100,000	$1.05	June 25, 2008
Stock Options	400,000	$1.74	October 31, 2008
Stock Options	200,000	$2.40	October 31, 2008
Stock Options	50,000	$2.55	November 10, 2008
Stock Options	200,000	$1.44	May 20, 2009
Stock Options	100,000	$1.44	May 25, 2009
Stock Options	50,000	$1.52	June 11, 2009
Stock Options	250,000	$1.33	September 9, 2010
Warrants	299,500	$2.10	September 3, 2006
Warrants	116,661	$2.10	December 13, 2006
Warrants	119,000	$1.03	March 1, 2007
Warrants	175,000	$1.03	March 9, 2007
Warrants	18,295	$1.03	March 10, 2007
Warrants	500,000	$1.03	March 31, 2007
Warrants	403,000	$1.80 (1st year)	June 15, 2006
		$2.20 (2nd year)	June 15, 2007
Warrants	666,667	$1.60	October 24, 2007
	441,133	$1.60 (1st year)	December 5, 2007
		$2.20 (2nd year)	December 5, 2008
Warrants	1,000,000	$1.60	January 27, 2008
Warrants	4,333,333	$1.60	January 31, 2008
Total Number of Shares in Escrow or Subject to Pooling Agreement

750,000 shares are held in escrow pursuant to an escrow agreement dated April 29, 1999
121,953 shares are held in escrow pursuant to an escrow agreement dated October 26, 2005